

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

April 20, 2017

Anthony J. Cataldo
Chairman and CEO
Oxis International, Inc.
100 South Ashley Drive, Suite 600
Tampa, Florida 33602

> **Re:** **Oxis International, Inc.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed April 14, 2017**
> **File No. 000-08092**

Dear Mr. Cataldo:

We have limited our review of your filing to those issues we have addressed in our comment.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Beneficial Ownership, page 12

1.   Please update the beneficial ownership table to reflect any person who is the beneficial owner of more than five percent of any class of your voting securities, including the holders of the Series H Convertible Preferred Stock. See Item 6(d) of Schedule 14A.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at (202) 551-6761 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

Cc: Gary R. Henrie